February 19, 2016

ROLLS-ROYCE AND CHINA YUCHAI
TO JOINTLY PRODUCE MTU ENGINES

•	China Yuchai International and Rolls-Royce Power Systems to form joint venture in China

•	Production of MTU Series 4000 engines to start in 2017 in Yulin, China

•	Capacity for up to 1,500 engines a year with components produced in Germany and China

FRIEDRICHSHAFEN/SINGAPORE – MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, and China Yuchai International Limited’s main operating subsidiary, Guangxi Yuchai Machinery Company Ltd. (“GYMCL”), have today signed an agreement to set up a 50/50 joint venture for the production, under licence from MTU, of MTU diesel engines in China. Each party will invest 75 million RMB (around 10.5 million Euro) in the joint venture.

The joint venture will be based at GYMCL’s primary manufacturing facilities in Yulin City in Guangxi Province, south China and is expected to begin production in 2017. The joint venture will produce MTU Series 4000 diesel engines compliant with China Tier 3 emission standards with power outputs ranging from 1400 to 3490 kW, primarily for the Chinese off-highway market, in particular for power generation and oil & gas applications.

The joint venture will open up new growth opportunities for both partners, particularly in China and Asia. The joint venture will enable better access to the Chinese market for the MTU Series 4000 diesel engines, via the extensive sales and service network operated by GYMCL. GYMCL will, as a result of the joint venture, be able to offer its customers technologically advanced engines that have a proven record on the global market. The joint venture engines will be marketed by GYMCL and MTU Suzhou within China and by MTU and its subsidiaries exclusively outside China. From 2020, the sales territory of GYMCL will be extended to selected countries in South East Asia such as Vietnam, Thailand and Malaysia. After a ramp-up phase of 3 to 5 years, the scope of the joint venture might (subject to further discussion) be extended to research and development activities as well as potentially direct sales from the joint venture to the customer.

The establishment of the joint venture is subject to the fulfilment of certain conditions including but not limited to approvals by the relevant authorities.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2015, GYMCL sold 364,567 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

About Rolls-Royce Holdings plc

1.	Rolls-Royce’s vision is to be the market-leader in high performance power systems where our engineering expertise, global reach and deep industry knowledge deliver outstanding customer relationships and solutions. We operate across five businesses: Civil Aerospace, Defence Aerospace, Marine, Nuclear and Power Systems.

2.	Rolls-Royce Power Systems is headquartered in Friedrichshafen in southern Germany and employs around 10,000 people. The product portfolio includes MTU-brand high-speed engines and propulsion systems for ships, power generation, heavy land, rail and defence vehicles and for the oil and gas industry. Under the MTU Onsite Energy brand, the company markets diesel gensets for emergency, base load and peak load applications as well as cogeneration plants using gas engines for the combined generation of heat and power. Bergen medium-speed engines power ships and power generation applications. L’Orange completes the portfolio with fuel injection systems for large engines.

3.	Rolls-Royce has customers in more than 120 countries, comprising more than 400 airlines and leasing customers, 160 armed forces, 4,000 marine customers including 70 navies, and more than 5,000 power and nuclear customers.

4.	We have three common themes across all our businesses:

Investing in and developing engineering excellence
Driving a manufacturing and supply chain transformation which will embed operational excellence in lean, lower-cost facilities and processes
Leveraging our installed base, product knowledge and engineering capabilities to provide customers with outstanding service through which we can capture aftermarket value long into the future.

5.	Annual underlying revenue was £13.4 billion in 2015, around half of which came from the provision of aftermarket services. The firm and announced order book stood at £76.4 billion at the end of 2015.

6.	In 2015, Rolls-Royce invested £1.2 billion on research and development. We also support a global network of 31 University Technology Centres, which position Rolls-Royce engineers at the forefront of scientific research.

7.	Rolls-Royce employs over 50,000 people in more than 46 countries. Nearly 15,700 of these are engineers.

8.	The Group has a strong commitment to apprentice and graduate recruitment and to further developing employee skills. In 2015 we employed 228 graduates and 277 apprentices through our worldwide training programmes.